UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☒ Form 11-K ☐ Form 10-Q
☐ Form N-SAR

For Period Ended:    December 31, 2002
[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

SEC FILE NUMBER 001-31342
CUSIP NUMBER 92342R 20 3

Read Instruction (on back page) Before Preparing Form. Please Print or Type

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable

PART I — REGISTRANT INFORMATION

Veridian Corporation

Full Name of Registrant

Former Name if Applicable

1200 South Hayes Street, Suite 1100

Address of Principal Executive Office (Street and Number)

Arlington, Virginia 22202

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III — NARRATIVE

On June 9, 2003, Veridian Corporation (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with General Dynamics Corporation (“General Dynamics”) and Aspen Acquisition Corporation (“Aspen Acquisition”) whereby upon the consummation of the proposed merger (the “Merger”), the Company will merge with and into Aspen Acquisition and become a wholly owned subsidiary of General Dynamics. Prior to and since the date of the Merger Agreement, the Company has devoted substantially all resources of its corporate accounting and human resource departments towards the completion and execution of the Merger Agreement and ongoing issues related to the consummation of the Merger, including the preparation of a proxy statement on Schedule 14A, which was filed in preliminary form with the Securities and Exchange Commission on June 27, 2003. The Company has only a limited number of personnel to address matters associated with the Merger Agreement and ongoing issues related to the proposed Merger, and the preparation of the Annual Report on Form 11-K. Accordingly, there were insufficient resources necessary to assemble and prepare the Form 11-K filing.

For the foregoing reasons, the Company is not able to file the Annual Report on Form 11-K for the Veridian Retirement Savings Plan for the year ended December 31, 2002 by June 30, 2003 without unreasonable effort and expense.

PART IV— OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

S. Mark Monticelli	(703)	575-3134

(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Veridian Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	July 1, 2003	By:	/s/ James P. Allen

		Name:	James P. Allen
		Title:	Senior Vice President and Chief Financial Officer